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JOHN HANCOCK FINANCIAL SERVICES                         (JOHN HANCOCK (R) LOGO)
U.S. Wealth Management Law Department                   the future is yours
601 Congress Street
Boston, MA 02210-2805
(617) 663-3192
Fax: (617) 663-2197
E-Mail: tloftus@jhancock.com

March 4, 2011

Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

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     Re: John Hancock Life Insurance Company                 Revolution Standard Variable Annuity
         John Hancock Variable Annuity Account H
         Form N-4 Registration Statements
         (File No. 333-84765)

         John Hancock Variable Life Insurance Company        Revolution Standard Variable Annuity
         John Hancock Variable Annuity Account JF
         Form N-4 Registration Statements
         (File No. 333-84763)
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Dear Ms. White:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "1933 Act"), John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company (the "Companies") and John Hancock Variable Annuity Account H and John Hancock Variable Annuity Account JF (the "Registrants") hereby request the withdrawal of Registrants' Registration Statements on Form N-4 for the Revolution Standard Annuity Contracts, including all amendments and exhibits thereto, SEC File Nos. 333-84765 and 333-84763 (the "Contracts"), initially filed with the Securities and Exchange Commission on August 9, 1999 (Accession Nos. 0000950109-99-002759 and 0000950109-99-002756, respectively).

The Companies and the Registrants are requesting withdrawal of the Registration Statements for the Contracts because the Companies have determined not to offer the Contracts for sale. Therefore, the Companies and the Registrants hereby request that an order be issued granting their request for withdrawal of the Registration Statements for the Contracts as soon as is practicable. No Contracts were sold in connection with the Registration Statements.

Please do not hesitate to contact me on any matters regarding John Hancock's variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.

Very truly yours,


/s/ Thomas J. Loftus

Thomas J. Loftus
Senior Counsel - Annuities